1(212) 318-6275

rachaelschwartz@paulhastings.com

April 14, 2015	75302.00011

VIA EDGAR

Anu Dubey, Esq.

Edward P. Bartz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-202581 and 811-22570

Dear Ms. Dubey and Mr. Bartz:

This letter responds to your comments communicated telephonically to the undersigned on April 14, 2015, with respect to Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on April 13, 2015 (SEC Accession No. 0001047469-15-003439).

The Fund’s responses to your comments are reflected below.  We have restated the substance of your comments for your ease of reference.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.  To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change(s) accordingly.

Comment 1:  Please confirm that you will file the amended Form N-PX for the Fund as requested in Comment 14 in the comment letter sent on April 1, 2015.

Response 1:  The Fund confirms that it will file an amended N-PX as requested.

Comment 2:  Please confirm that you will update the website disclosure as requested in Comment 12 in the comment letter sent on April 1, 2015.

Response 2:  The Fund confirms that it will update the website disclosure as requested.

Comment 3:  In the expense example on page 28, please round the numbers to the nearest dollar (see General Instruction 3 to Item 3).

Response 3:    The Fund has updated the expense examples to be rounded to the nearest dollar.

Comment 4:  In the expense example on page 28, it appears that the 3.75% sales load has been included but not the 0.75% of offering expenses.  Please recalculate the expense example including the 0.75% of offering expenses.

Response 4:  The Fund has updated the expense example to include the 0.75% of offering expenses.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

Brookfield Global Listed Infrastructure Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

April 14, 2015

VIA EDGAR

Anu Dubey, Esq.

Edward P. Bartz, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc.
File Nos.: 333-202581 and 811-22570

Dear Ms. Dubey and Mr. Bartz:

In connection with your review of Pre-effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) of the Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”) which was filed with the Securities and Exchange Commission (the “Commission”) on April 13, 2015 (SEC Accession No. 0001047469-15-003439), the Fund acknowledges that:

1.                                      In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.                                      The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.                                      The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Alexis I. Rieger

Alexis I. Riger
Secretary